UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 25)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Arcus ASA

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Norway

(Jurisdiction of Subject Company’s Incorporation or Organization)

Altia Plc

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Sigmund Toth
Arcus ASA

Destilleriveien 11

1481 Hagan

Norway

+47 9924 82 32

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Thomas Heinonen

Altia Plc

Kaapeliaukio 1

00180 Helsinki

Finland

and

Reuven B. Young

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR
United Kingdom

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	Altia Plc inside information release regarding the joint announcement of the Board of Directors of Altia Plc and Arcus ASA that they have entered into a combination agreement including Summary of Altia’s and Arcus’ Financial Information, dated September 29, 2020*
1.2	Arcus Plc stock exchange release regarding the joint announcement of the Board of Directors of Altia Plc and Arcus ASA that they have entered into a combination agreement in, dated September 29, 2020*
1.3	Merger Plan (annex 1 to Exhibit No. 1.1 and annex 2 to Exhibit 1.2, respectively), dated September 29, 2020*
1.4	Annex 3A to Merger Plan (Exhibit 1.3), dated September 29, 2020*
1.5	Annex 3B to Merger Plan (Exhibit 1.3), dated September 29, 2020**
1.6	Altia Plc stock exchange release on the proposals by the Shareholders’ Nomination Board of Altia to the Extraordinary General Meeting resolving on the merger between Altia Plc and Arcus ASA, dated September 29, 2020*
1.7	Presentation of the merger, dated September 29, 2020**
1.8	Webcast presentation material and abbreviated presentation, dated September 29, 2020***
1.9	Altia Plc notice of the extraordinary general meeting, dated October 2, 2020, including proxy form and independent expert’s statement to the EGM of shareholders of Altia Plc****
1.10	Proposals of the Board of Directors of Altia Plc to the EGM convening on 12 November 2020****
1.11	Merger report of the Board of Directors of Altia Oyj****
1.12	Statement by the Board of Directors on the events that have occurred after the half-year report 1 January 2020 – 30 June 2020 that have an essential effect on the state of Altia Oyj, dated September 29, 2020****
1.13	Arcus ASA notice of the extraordinary general meeting, dated October 2, 2020, including notice of attendance, proxy form and English translation of independent expert’s statement on merger plan of Arcus ASA****
1.14	Merger report from the board of directors of Arcus ASA****
1.15	Statement by the Board of Directors on the events that have occurred after the half-year report 1 January 2020 – 30 June 2020 that have an essential effect on the state of Arcus ASA, dated September 29, 2020****
1.16	Altia Plc stock exchange release regarding the prospectus approval, dated October 23, 2020#
1.17	Arcus ASA stock exchange release regarding the prospectus approval, dated October 23, 2020#
1.18	Prospectus dated October 23, 2020#
1.19	Prospectus supplement dated November 9, 2020##
1.20	Altia Plc Q3 report dated November 6, 2020 incorporated by reference into Exhibit 1.19##
1.21	Arcus ASA Q3 report dated November 6, 2020 incorporated by reference into Exhibit 1.19##
1.22	Altia Plc stock exchange release regarding the prospectus supplement approval, dated November 9, 2020##
1.23	Arcus ASA stock exchange release regarding the prospectus supplement approval, dated November 9, 2020##
1.24	Altia Plc stock exchange release regarding EGM, dated November 12, 2020‡
1.25	Arcus ASA stock exchange release regarding EGM and related press release, dated November 12, 2020‡
1.26	Altia Plc minutes of the EGM, dated November 12, 2020###, ‡
1.27	Altia Plc presentation of the Merger for the EGM, dated November 12, 2020‡
1.28	Arcus ASA minutes of the EGM, dated November 12, 2020‡
1.29	Altia Plc stock exchange release regarding the status of the Swedish Competition Authority investigation, dated December 15, 2020‡‡
1.30	Arcus ASA stock exchange release regarding the status of the Swedish Competition Authority investigation, dated December 15, 2020‡‡
1.31	Altia Plc stock exchange release regarding the status of the Norwegian Competition Authority investigation, dated December 21, 2020‡‡‡
1.32	Arcus ASA stock exchange release regarding the status of the Norwegian Competition Authority investigation, dated December 21, 2020‡‡‡
1.33	Altia Plc stock exchange release regarding the status of the Finnish Competition and Consumer Authority investigation, dated January 8, 2021‡‡‡‡
1.34	Arcus ASA stock exchange release regarding the status of the Finnish Competition and Consumer Authority investigation, dated January 8, 2021‡‡‡‡
1.35	Arcus ASA Q4 report dated February 17, 2021, including Fourth quarter results 2020 presentation+
1.36	Altia Plc financial statements bulletin dated February 25, 2021+++

1.37	Altia Plc annual report dated February 25, 2021 incorporated by reference into Exhibit 1.40+++
1.38	Altia Plc results presentation dated February 25, 2021+++
1.39	Arcus ASA stock exchange release regarding dividend proposal dated February 25, 2021+++
1.40	Prospectus supplement dated February 26, 2021++, +++
1.41	Altia Plc stock exchange release regarding the prospectus supplement approval, dated February 26, 2021+++
1.42	Arcus ASA stock exchange release regarding the prospectus supplement approval, dated February 26, 2021+++
1.43	Altia Plc stock exchange release regarding discussion with the competition authorities, dated March 11, 2021++++
1.44	Arcus ASA stock exchange release regarding discussion with the competition authorities, dated March 11, 2021++++
1.45	Arcus ASA annual report 2020 dated March 2, 2021 incorporated by reference into Exhibit 1.46×
1.46	Prospectus supplement dated April 9, 2021×
1.47	Altia Plc and Arcus ASA stock exchange releases regarding the prospectus supplement approval, dated April 9, 2021×
1.48	Altia Plc stock exchange release regarding conditional approval for the merger from the Swedish Competition Authority and status of antitrust process, dated April 15, 2021××
1.49	Arcus ASA stock exchange release regarding conditional approval for the merger from the Swedish Competition Authority and status of antitrust process, dated April 15, 2021××
1.50	Altia Plc stock exchange release regarding conditional approval for the merger from the Finnish Competition and Consumer Authority, dated April 19, 2021×××
1.51	Arcus ASA exchange release regarding conditional approval for the merger from the Finnish Competition and Consumer Authority, dated April 19, 2021×××
1.52	Prospectus supplement dated April 20, 2021×××
1.53	Altia Plc stock exchange releases regarding the prospectus supplement approval, dated April 20, 2021×××
1.54	Arcus ASA stock exchange releases regarding the prospectus supplement approval, dated April 20, 2021×××
1.55	Altia Plc Q1 report dated April 28, 2021××××
1.56	Altia Plc results presentation dated April 28, 2021××××
1.57	Prospectus supplement dated May 3, 2021°, °°
1.58	Altia Plc stock exchange releases regarding the prospectus supplement approval, dated May 3, 2021°°
1.59	Arcus ASA stock exchange releases regarding the prospectus supplement approval, dated May 3, 2021°°

1.60	Altia Plc stock exchange release regarding employee participation, dated May 10, 2021°°°
1.61	Arcus ASA stock exchange release regarding employee participation, dated May 10, 2021°°°
1.62	Altia Plc stock exchange release regarding conditional approval for the merger from the Norwegian Competition Authority, dated May 19, 2021°°°°
1.63	Arcus ASA stock exchange release regarding conditional approval for the merger from the Norwegian Competition Authority, dated May 19, 2021°°°°
1.64	Arcus ASA Q1 report dated May 20, 2021°°°°
1.65	Arcus ASA results presentation dated May 20, 2021°°°°
1.66	Prospectus supplement dated May 27, 2021~, ~~
1.67	Altia Plc stock exchange release regarding prospectus supplement approval, dated May 27, 2021~~
1.68	Arcus ASA stock exchange release regarding prospectus supplement approval, dated May 27, 2021~~
1.69	Altia Plc stock exchange release regarding divestments and regulatory approvals, dated July 23, 2021~~~
1.70	Arcus ASA stock exchange release regarding divestments and regulatory approvals, dated July 23, 2021~~~
1.71	Prospectus supplement dated July 28, 2021¥
1.72	Altia Plc stock exchange release regarding prospectus supplement approval, dated July 28, 2021¥
1.73	Arcus ASA stock exchange release regarding prospectus supplement approval, dated July 28, 2021¥
1.74	Altia Plc Q2 report dated August 18, 2021¥¥
1.75	Altia Plc results presentation dated August 18, 2021¥¥
1.76	Altia Plc stock exchange release regarding the appointment of the executive management team of Anora Group Plc, dated August 18, 2021¥¥
1.77	Arcus ASA Q2 report dated August 18, 2021¥¥
1.78	Arcus ASA results presentation dated August 18, 2021¥¥
1.79	Arcus ASA stock exchange release regarding the appointment of the executive management team of Anora Group Plc, dated August 18, 2021¥¥
1.80	Prospectus supplement dated August 24, 2021¥¥¥, ♣
1.81	Altia Plc stock exchange release regarding prospectus supplement approval, dated August 24, 2021♣
1.82	Arcus ASA stock exchange release regarding prospectus supplement approval, dated August 24, 2021♣
1.83	Altia Plc stock exchange release regarding the completion of the merger, dated August 25, 2021

1.84	Arcus ASA stock exchange release regarding the completion of the merger, dated August 25, 2021

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated September 30, 2020.
** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated September 30, 2020.
*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated October 1, 2020.
**** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated October 5, 2020.
# Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated October 26, 2020. Documents incorporated by reference into the prospectus dated October 23, 2020 (exhibit 1.18) had previously been furnished to the Securities and Exchange Commission as part of exhibit 1.4 to Form CB dated September 30, 2020.
## Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated November 9, 2020.
### Altia Plc has not made appendices 1 and 4 to this document publicly available and they are therefore not being furnished. Appendix 2 and 3 were previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated October 5, 2020 (exhibit 1.9) and to Form CB dated September 29, 2020 (exhibit 1.3), respectively. Appendix 5 is furnished as exhibit 1.27 to this Form CB/A dated November 13, 2020.
‡ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated November 13, 2020.
‡‡ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated December 16, 2020.
‡‡‡ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated December 21, 2020.
‡‡‡‡ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated January 11, 2021.
+ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated February 18, 2021.
++ Arcus ASA’s unaudited consolidated interim financial report as at and for the year ended December 31, 2020 included by reference into the exhibit was previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated February 18, 2021.
+++ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated February 26, 2021.
++++ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated March 12, 2021.
× Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated April 9, 2021.
×× Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated April 16, 2021.
××× Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated April 20, 2021.
×××× Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated April 29, 2021.
° Altia Plc Q1 report dated April 28, 2021 included by reference into the exhibit was previously furnished to the Securities and Exchange Commission as exhibit 1.55 to Form CB/A dated April 29, 2021.
°° Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated May 4, 2021.
°°° Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated May 10, 2021.
°°°° Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated May 20, 2021.
~ Arcus ASA’s unaudited interim financial report as at and for the three months ended March 31, 2021 included by reference into the exhibit was previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated May 18, 2021.
~~ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated May 28, 2021.
~~~ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated July 26, 2021.
¥ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated July 29, 2021.
¥¥ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated August 18, 2021.

¥¥¥Documents incorporated by reference into the prospectus supplement dated August 24, 2021 (exhibit 1.80) had previously been furnished to the Securities and Exchange Commission as part of exhibit 1.74 and exhibit 1.77 to Form CB dated August 18, 2021.
♣ Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A dated August 24, 2021.

Item 2. Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	On September 30, 2020, Altia Plc filed an irrevocable consent and power of attorney Form F-X with the Securities and Exchange Commission.

(2)	N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kari Kilpinen	/s/ Roger Saarikangas
(Signature)

Kari Kilpinen	Roger Saarikangas
(SVP, Finland&Exports)	(Director, Procurement and Risk Management)
(Name and Title)

August 26, 2021
(Date)